Exhibit 2.3

AGREEMENT

BETWEEN

VASCO DATA SECURITY INTERNATIONAL GMBH

(as Purchaser)

AND

D.B.A. TEN BURG HOLDING B.V.

AND

BOSCO HOLDING B.V.

January 10, 2011

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THIS AGREEMENT is made on this 10th day of January 2011 (the “Agreement”),

BETWEEN:

(1)	VASCO DATA SECURITY INTERNATIONAL GMBH, a private company with limited liability organized and existing under the laws of Switzerland, with its registered office at World-Wide Business Center, Balz-Zimmermannstrasse 7, 8152 Glattbrugg, Switzerland (the “Purchaser”);

(2)	D.B.A. TEN BURG HOLDING B.V., a private company with limited liability organized and existing under the laws of the Netherlands, with its registered office at Prinsengracht 150hs, 1015 EB Amsterdam, the Netherlands (“DBA”);

and

(3)	BOSCO HOLDING B.V., a private company with limited liability organized and existing under the laws of the Netherlands, with its registered office at Dorpsstraat 175, 2421AZ Nieuwkoop, the Netherlands (“Bosco”).

The parties under (1) through (3) are hereinafter collectively referred to as the “Parties”.

WHEREAS:

(a)	Diginotar Holding B.V. (the “Seller”) and the Purchaser have entered into a Share Sale and Purchase Agreement (the “SPA”) on January 10, 2011 at 10 am pursuant to which the Seller will sell and transfer to the Purchaser, and the Purchaser will purchase and acquire from the Seller, the entire issued and outstanding capital of:

(i)	Diginotar B.V., a private limited liability company organized and existing under the laws of the Netherlands, with its registered office at Vondellaan 8, 1942LJ Beverwijk, the Netherlands (“Diginotar”); and

(ii)	Diginotar Notariaat B.V., a private limited liability company organized and existing under the laws of the Netherlands, with its registered office at Vondellaan 8, 1942LJ Beverwijk, the Netherlands (“Diginotar Notariaat”).

Diginotar and Diginotar Notariaat are hereinafter collectively referred to as the “Companies”;

(b)	Capitalized terms used and not otherwise defined herein have the respective meanings ascribed to them in the SPA, unless the context specifically requires otherwise;

(c)	DBA is a shareholder of the Seller and Bosco is a shareholder and a managing director of the Seller. As a result of the transactions contemplated in the SPA, Bosco will continue to provide services to the Companies; and

(d)	In relation to the provisions of article 3.5 of the SPA, the Parties wish to enter into this separate agreement in order to agree on a higher amount for the Escrow Adjustment Amount than the amount set out in article 3.5 of the SPA.

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THEREFORE IT IS HEREBY AGREED as follows:

1.	Amendment to article 3.5 of the SPA

The Parties to this Agreement agree that the second to last paragraph of article 3.5 of the SPA (Escrow Adjustment Amount) will read as follows:

Escrow Adjustment Amount. Based on the provisions of this Agreement, the adjustment of the Total Consideration can be decreased by a maximum amount of EUR 1,400,000 (“Escrow Adjustment Amount”).

Parties have agreed that a portion of the Escrow Adjustment Amount to an amount of EUR 1,000,000 will be held in escrow on the Escrow Account and governed by an escrow agreement entered into by the Purchaser, the Seller, Diginotar Technologie B.V. and Mr. J.C.C. Paans (as the Escrow Agent). The remainder of the Escrow Adjustment Amount to an amount of EUR 400,000 will be held in escrow on the Escrow Account and governed by an escrow agreement entered into by the Purchaser, D.B.A. ten Burg Holding B.V. and Bosco Holding B.V. and Mr. J.C.C. Paans (as the Escrow Agent).

2.	Escrow Agreement

Pursuant to the agreed adjustment to the wording of article 3.5 of the SPA the Parties to this Agreement will enter into an escrow agreement with the Escrow Agent, which agreement will govern the retention and release of the remainder of the Escrow Adjustment Amount to an amount of EUR 400,000.

Pursuant to the agreed adjustment to the wording of article 3.5 of the SPA and as described in the relevant escrow agreement, DBA and Bosco will place an amount of EUR 400,000 in the Escrow Account.

3.	Confidentiality

None of the Parties shall not divulge any information in relation to this Agreement without the prior written consent of the Parties, save where required by applicable law or the regulations of any competent regulatory authority.

4.	Notices

Notices, demands and other correspondence in connection with this Agreement shall be made in writing and in the English language and shall be sent by registered letter return receipt requested per courier (or such other address or fax number as the addressee has by five (5) days’ prior written notice specified to the other Parties) addressed as follows:

To the Purchaser:	Vasco Data Security International GmbH World-Wide Business Center Balz-Zimmermannstrasse 7 8152 Glattbrugg Switzerland Facsimile No: +41 (0)43 555 35 01 Attention: Managing Officer

To DBA:	D.B.A. ten Burg Holding B.V. Prinsengracht 150hs 1015 EB Amsterdam Attention: Managing Director

To Bosco	Bosco Holding B.V. Dorpsstraat 175 2421AZ Nieuwkoop Attention: Managing Director

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Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address; and (b) if given or made by fax, when dispatched, if available.

5.	Amendments

This Agreement can be amended or supplemented only by an instrument in writing signed by the Parties.

6.	Applicable law and Dispute Resolution

6.1	This Agreement shall be governed by and construed in accordance with the laws of The Netherlands.

6.2	All disputes arising in connection with this Agreement, or further agreements or contracts resulting from such further agreements or contracts, shall be submitted to the competent court in Amsterdam (subject to appeal as provided by law).

[Remainder of this page is intentionally left blank. Signature page to follow.]

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IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

Purchaser:

/s/ Clifford K. Bown

Vasco Data Security International GmbH

By: Mr. Clifford K. Bown

Title: Managing Officer

/s/ Th. H. G.M. Batenburg	/s/ A. deBos

By: D.B.A. ten Burg Holding B.V.	By: Bosco Holding B.V.

By: Mr. Th. H. G.M. Batenburg	By: Mr. A. de Bos

Title: Managing Director	Title: Managing Director

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